082-35116

MAYER•BROWN

[redacted]

08000949

Mayer Brown LLP
1909 K Street, N.W.
Washington, D.C. 20006-1101

Main Tel (202) 263-3000
Main Fax (202) 263-3300
www.mayerbrown.com

Elizabeth A. Hennigan
Direct Tel (202) 263-3467
ehennigan@mayerbrown.com

RECEIVED
FEB 15 2008
OFFICE OF THE SECRETARY

February 14, 2008

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

SUPPL

SEC Mail
Mail Processing
Section
FEB 14 2008
Washington, DC
109

Re: Ongoing Compliance with Rule 12g3-2(b) Exemption for Bank Leumi

Dear Sir or Madam:

Bank Leumi le-Israel B.M. filed an application with the U.S. Securities and Exchange Commission regarding an exemption from the ongoing reporting requirements of the U.S. Securities Act of 1934, as amended pursuant to Rule 12g3-2(b) thereunder. Pursuant to this Exemption, enclosed please find the translation of an Immediate Report of Changes in the Holdings of an Interested Person, dated February 14, 2008. In addition, please find the translation of an Immediate Report of a Change in the Securities of the Corporation, also dated February 14, 2008.

Sincerely,

Elizabeth A. Hennigan
Practice Group Assistant

Enclosures

PROCESSED
MAR 03 2008
THOMSON
FINANCIAL

Summary Translation of Immediate Repor

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

14 February 2008

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report of Changes in the Holdings of an Interested Person

Regulation 33(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970

1

Name of Corporation/Surname and First Name of Holder: Raff Eitan

Type of Identity Number: Israeli Identity Number
Identity Number: 001587161
The securities are not being held for the own account of an insurance/banking corporation.
The holder is not a representative of other joint shareholders for reporting purposes.
Citizenship/Country of Incorporation or Registration: Private person with Israeli citizenship

Exercise of Options
Registration No. of the security on the Tel Aviv Stock Exchange: 6040125
Name and Type of Security: Leumi Options 01/06
Nature of the Change: Decrease in holding of convertible securities following conversion into shares.
Date of the change: 14 February 2008
Price of the transaction (in NIS): 10.3381
The shares are not dormant or convertible into dormant shares.
Holding (in number of securities) at date of last report: 122,644
Change in number of securities: -61,322
Current holding (in number of securities): 61,322
Holding following the change (share capital): 0%
Holding following the change (voting rights): 0%
Fully diluted holding following the change (share capital): 0.01%
Fully diluted holding following the change (voting rights): 0.01%

Increase in Holding of Shares
Registration No. of the security on the Tel Aviv Stock Exchange: 604611
Name and Type of Security: Leumi

Nature of the Change: Increase in holding of shares following conversion of securities.
Date of the change: 14 February 2008
Price of the transaction (in NIS): 10.3381
The shares are not dormant or convertible into dormant shares.
Holding (in number of securities) at date of last report: 59,131
Change in number of securities: 61,322
Current holding (in number of securities): 120,453
Holding following the change (share capital): 0.01%
Holding following the change (voting rights): 0.01%
Fully diluted holding following the change (share capital): 0.01%
Fully diluted holding following the change (voting rights): 0.01%

<u>2</u>

Name of Corporation/Surname and First Name of Holder: Maor Galia

Type of Identity Number: Israeli Identity Number
Identity Number: 001154780
The securities are not being held for the own account of an insurance/banking corporation.
The holder is not a representative of other joint shareholders for reporting purposes.
Citizenship/Country of Incorporation or Registration: Private person with Israeli citizenship

<u>Exercise of Options</u>
Registration No. of the security on the Tel Aviv Stock Exchange: 6040125
Name and Type of Security: Leumi Options 01/06
Nature of the Change: Decrease in holding of convertible securities following conversion into shares.
Date of the change: 14 February 2008
Price of the transaction (in NIS): 10.3381
The shares are not dormant or convertible into dormant shares.
Holding (in number of securities) at date of last report: 156,659
Change in number of securities: -78,329
Current holding (in number of securities): 78,330
Holding following the change (share capital): 0%
Holding following the change (voting rights): 0%
Fully diluted holding following the change (share capital): 0.01%
Fully diluted holding following the change (voting rights): 0.01%

<u>Increase in Holding of Shares</u>
Registration No. of the security on the Tel Aviv Stock Exchange: 604611
Name and Type of Security: Leumi
Nature of the Change: Increase in holding of shares following conversion of securities.
Date of the change: 14 February 2008
Price of the transaction (in NIS): 10.3381
The shares are not dormant or convertible into dormant shares.
Holding (in number of securities) at date of last report: 134,329

Change in number of securities: 78,329
Current holding (in number of securities): 212,658
Holding following the change (share capital): 0.01%
Holding following the change (voting rights): 0.01%
Fully diluted holding following the change (share capital): 0.01%
Fully diluted holding following the change (voting rights): 0.01%

Date and time at which the corporation first became aware of the event or matter: 14 February 2008 at 11:15.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Translation of Immediate Report

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

14 February 2008

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report of a Change in the Securities of the Corporation

The Corporation announces that on 14 February 2008, there was a change in the number of securities of the Corporation, as follows:

1. Description of the Nature of the Change:
   Exercise of Options of the Bank

Date of Change	Nature of Change	Type and Name of Security in relation to which the Change Occurred	Tel Aviv Stock Exchange Registration No.	Amount of the Change	Executed through the Stock Exchange Clearing House
14 February 2008	Exercise of Options	Leumi Options 01/06	6040125	35,344,997	No

2.a. Status of the Share Capital of the Corporation following the Change:

Name and Type of Share	Tel Aviv Stock Exchange Registration No.	Number of Shares in the Registered Capital	Issued and Paid Up Share Capital	
			Amount in the Last Report	Current Amount
Leumi	604611	1,715,000,000	1,414,232,680	1,449,577,677

b. Status of Other Securities of the Corporation:

Security Registration No.	Name of the Security	Amount in the Last Report	Current Amount	Traded on the Stock Exchange
6040075	Leumi Subordinated Capital Notes (Series A)	213,676,322	213,676,322	No
6040091	Leumi Special Capital Notes	321,900,000	321,900,000	No
6040125	Leumi Options 01/06	84,853,960	49,508,963	No

c. Updated registers of security holders of the Corporation, including the register of stockholders, register of option holders and register of note holders are available to the public through the Distribution Website of the Israel Securities Authority (http://www.magna.isa.gov.il/)

Notes:

1. The options (Leumi Options 01/06) issued on 14 February 2006 are exercisable into 84,853,960 ordinary shares of the Bank; half at the end of two years from 14 February 2006, and half between said date and the end of three years from 14 February 2006.
2. In 1998 and 1999, a total of NIS 641,029,122 par value Subordinated Capital Notes (Series A) were issued, to be repaid in 6 equal annual payments on 30 September of each year beginning from 2004.
3. NIS 321,900,000 par value Deposits/Subordinated Capital Notes which were issued on 5 June 2002 are convertible, under certain circumstances, into 138,064,577 ordinary shares of the Bank.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

END